                                                               EXHIBIT (a)(1)(I)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase, dated November 9, 2001, and the related Letter of Transmittal, and any amendments or supplements to the Offer to Purchase or Letter of Transmittal. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of National Home Centers, Inc. by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

                     Notice of Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock
                                      of
                          National Home Centers, Inc.
                    at a Purchase Price of $1.40 Per Share
                                      by
                            The Newman Family, LLC

  The Newman Family, LLC, an Arkansas limited liability company (the "Purchaser"), which is owned by Dwain A. Newman, is offering to purchase for cash all of the outstanding shares of common stock, $0.01 par value per share (the "Shares"), of National Home Centers, Inc. ("NHC") (other than Shares owned by Mr. Newman), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer"). Mr. Newman currently owns approximately 63.5% of the outstanding Shares. The Purchaser is offering to purchase the Shares at a price (the "Purchase Price") of $1.40 per Share, in cash, without interest, upon the terms and subject to the conditions of the Offer. The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

       THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., CENTRAL
           STANDARD TIME, ON DECEMBER 10, 2001, UNLESS THE OFFER IS
                                   EXTENDED.

  The Board of Directors of NHC (the "Board"), by unanimous decision of those directors participating and based upon the unanimous recommendation of a Special Committee of independent directors of the Board (the "Special Committee"): (1) determined that the Offer is advisable, fair to, and in the best interests of NHC and its minority stockholders (those stockholders other than the Purchaser and Mr. Newman); (2) approved the Offer and the transactions contemplated thereby; and (3) recommended that NHC's stockholders accept the Offer and tender their Shares pursuant thereto.

  Stockholders of record who tender Shares directly will not be obligated to pay brokerage fees, commissions or, except as set forth in the Letter of Transmittal, transfer taxes. Stockholders who hold their Shares through a broker or other nominee should consult with such institution as to whether it charges any service fees. The Purchaser will pay the expenses of UMB Bank, N.A., which is acting as Depositary (the "Depositary"), and Corporate Communications, Inc., which is acting as the Information Agent (the "Information Agent"), in connection with this Offer.

  For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares when, as, and if the Purchaser gives notice of such acceptance to the Depositary. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Purchase Price with the Depositary. The Depositary will act as agent for tendering stockholders whose Shares have been previously accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at DTC (as defined in the Offer to Purchase)), a properly completed and duly executed Letter of Transmittal, and any other required documents.

  The term "Expiration Date" means 5:00 p.m., Central Standard time, on Monday, December 10, 2001 unless the Purchaser shall have extended the period of time for which the Offer is open under the terms set forth in the Offer to Purchase, in which event, "Expiration Date" means the latest time and date at which the Offer, as so extended, shall expire. The Purchaser may, without the consent of NHC, extend the Offer beyond the initial Expiration Date: (i) from time to time if, at the initial Expiration Date (or the extended expiration date of the Offer, if acceptable), any of the conditions to the Offer, specified in the Offer to Purchase under "The Tender Offer - Section 12. Conditions of the Offer," shall not have been satisfied or waived; (ii) from time to time, in the Purchaser's sole discretion, if all of the Shares have not been tendered; (iii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer or any period required by applicable law; or (iv) pursuant to an amendment to the Offer providing for a "subsequent offering period" not to exceed 20 business days to the extent permitted under, and in compliance with, Rule 14d-11 under the Securities Exchange Act of 1934 (the "Exchange Act"). Any such extension will be followed by public announcement thereof no later than 9:00 a.m., Eastern Standard time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares, except for an extension pursuant to Rule 14d-11 under the Exchange Act. Without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

  Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after January 9, 2002, unless such Shares have been previously accepted for payment as provided in the Offer to Purchase. To withdraw tendered Shares, a written notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) with signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase under "The Tender Offer -
Section 3. Procedures for Accepting the Offer and Tendering Shares" at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties. The information required to be disclosed by paragraph
(d)(1) of Rule 14d-6 and Rule 13e-3(e)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

  The receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and stockholders will generally recognize gain or loss measured by the difference between the cash received and the tax basis in the Shares. See "The Tender Offer - Section 6. Certain Federal Income Tax Consequences" in the Offer to Purchase.

  NHC has provided the Purchaser with the NHC stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be sent to record holders of the Shares and to brokers, dealers, banks, trust companies, and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

  The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read them both in their entirety before any decision is made with respect to the Offer.

  Questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Purchaser's expense.

                    The Information Agent for the Offer is:

                        Corporate Communications, Inc.
                            523 Third Avenue South
                          Nashville, Tennessee  37210

                        Call toll free:  (800) 899-6181
                        at the tone, dial extension 990


November 9, 2001